UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

DUNDEE CORPORATION
(Name of Subject Company (issuer))
DUNDEE CORPORATION
(Name of Filing Person (offeror))
Class A Subordinate Voting Shares
No Par Value
(Title of Class of Securities)
264901109
(CUSIP Number of Class of Securities)
Ned Goodman, President & Chief Executive Officer
Dundee Corporation
Scotia Plaza, Suite 5500
40 King Street West
Toronto, Ontario, Canada M5H 4A9
(416) 365-5665
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

COPY TO:
Alan H. Paley
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$64,091,423 (a)	$6,857.78

(a) Calculated based on the aggregate maximum purchase price to be paid under the Offer (Cdn$73,750,000) and the Federal Reserve Bank of New York noon buying rate as of December 12, 2005 (US$1.1507 = Cdn$1.00).
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $6,857.78
Form or Registration No.: Schedule TO
Filing Party: Dundee Corporation
Date Filed: December 15, 2005
☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐ third party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1-9, and 11.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.V: NOTICE OF VARIATION AND EXTENSION
EX-99.A.5.II: PRESS RELEASE

Introductory Statement
     This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on December 15, 2005, as amended and supplemented by Amendment No. 1 to Schedule TO filed on January 11, 2006 (“Amendment No. 1” and together, the “Schedule TO”), by Dundee Corporation, a company organized under the laws of Ontario, Canada (the “Company”). This Schedule TO relates to the Company’s offer to purchase for cash up to 2,500,000 shares of its class A subordinate voting shares, no par value, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 2005, and the related Letter of Transmittal, which were previously filed as exhibits to the Schedule TO, as amended and supplemented by Amendment No. 1.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
Items 1-9, and 11.
     The information set forth in the Offer to Purchase, including the related Issuer Bid Circular, and the related Letter of Transmittal, which is incorporated by reference in answer to Items 1-9 and 11 of Schedule TO, is hereby amended and supplemented as follows:
     1. Subparagraph (i) of Section 6. “Certain Conditions of the Offer” of the Offer to Purchase is hereby deleted in its entirety.
     2. The Expiration Date of the Offer has been extended from 5:00 pm (Toronto time) on Friday, January 20, 2006 to 5:00 pm (Toronto time) on Monday, February 6, 2006, unless the Company further extends the Expiration Date.
     3. The Offer to Purchase, including the related Issuer Bid Circular, which was previously filed as Exhibit (a)(1)(i) to the Schedule TO, is amended and supplemented by the Notice of Variation and Extension, dated January 23, 2006, filed herewith as Exhibit (a)(1)(v). Except as otherwise set forth in the Notice of Variation and Extension, the terms and conditions previously set forth in the Offer to Purchase, including the related Issuer Bid Circular, and the related Letter of Transmittal, as amended and supplemented by Amendment No. 1, continue to be applicable in all respects.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits.

(a)(1)(v)	Notice of Variation and Extension, dated January 23, 2006.

(a)(5)(ii)	Press release, dated January 23, 2006, announcing amendment to the Offer to Purchase and extension of the tender offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNDEE CORPORATION

By:	/s/ Joanne Ferstman

Name:	Joanne Ferstman
Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary
Dated:	January 23, 2006

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, including the related Issuer Bid Circular, dated December 15, 2005.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(iv)*	Notice of Guaranteed Delivery.
(a)(1)(v)**	Notice of Variation and Extension, dated January 23, 2006.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press release dated December 12, 2005, incorporated by reference to the Company’s statement on Schedule TO filed on December 12, 2005.
(a)(5)(ii)**	Press release, dated January 23, 2006, announcing amendment to the Offer to Purchase and extension of the tender offer.
(b)	Not applicable.
(d)(1)*	Share Incentive Plan, Amended and Restated, dated July 1, 2003.
(d)(2)*	The Dundee Corporation Deferred Share Unit Plan for Directors and Key Executives, dated June 19, 2002.
(d)(3)*	Option Agreement between Executive Plan of Dundee Bancorp Inc. and Ned Goodman, dated June 9, 1997.
(g)	None.
(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO on December 15, 2005.

**	Filed herewith.

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